UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*


TORTOISE ENERGY INDEPENDENCE FUND, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89148K200
(CUSIP Number)

May 18, 2020
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

1 Rule 13d-1(b)

0 Rule 13d-1(c)

0 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?)
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 89148K200


1.	Names of Reporting Persons

      Christopher  M. Brown

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

      (a)	0
      (b)	1
3.	SEC Use Only

4.	Citizenship or Place of Organization

      U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH:
5.  SOLE VOTING POWER
128,323

6.  SHARED VOTING POWER
0

7.  SOLE DISPOSITIVE POWER
128,323

8.  SHARED DISPOSITIVE
POWER
0

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person

      128,323

10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)  0

11.	Percent of Class Represented by Amount in Row (9)

      7.0%

12.	Type of Reporting Person (See Instructions)

      IN
_________________

*	Ownership information above is as of the end of
business on September 4, 2020, the business day before the filing of this Schedule 13G.


CUSIP No. 89148K200


1.	Names of Reporting Persons

      Aristides Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

      (a)	0
      (b)	1

3.	SEC Use Only

4.	Citizenship or Place of Organization

      Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH:
5.  SOLE VOTING POWER
128,323

6.  SHARED VOTING POWER
0

7.  SOLE DISPOSITIVE POWER
128,323

8.  SHARED DISPOSITIVE
POWER
0

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person

	128,323

10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)  0

11.	Percent of Class Represented by Amount in Row (9)

      7.0%

12.	Type of Reporting Person (See Instructions)

      OO
________________

*	Ownership information above is as of the end of
business on September 4, 2020, the business day before the filing of this Schedule 13G.


CUSIP No. 89148K200


1.	Names of Reporting Persons

      Aristides Fund QP, LP

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

      (a)	0
      (b)	1

3.	SEC Use Only

4.	Citizenship or Place of Organization

      Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH:
5.  SOLE VOTING POWER
44,913

6.  SHARED VOTING POWER
0

7.  SOLE DISPOSITIVE POWER
44,913

8.  SHARED DISPOSITIVE
POWER
0

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person

	44,913

10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)  0

11.	Percent of Class Represented by Amount in Row (9)

      2.4%

12.	Type of Reporting Person (See Instructions)

	PN
_________________

*	Ownership information above is as of end of business
on September 4, 2020, the business day before the filing of this Schedule 13G.


CUSIP No. 89148K200


1.	Names of Reporting Persons

      Aristides Fund LP

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

      (a)	0
      (b)	1

3.	SEC Use Only

4.	Citizenship or Place of Organization

      Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH:
5.  SOLE VOTING POWER
83,410

6.  SHARED VOTING POWER
0

7.  SOLE DISPOSITIVE POWER
83,410

8.  SHARED DISPOSITIVE
POWER
0

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person

	83,410

10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)  0

11.	Percent of Class Represented by Amount in Row (9)

      4.5%

12.	Type of Reporting Person (See Instructions)

	PN
_________________

*	Ownership information above is as of the end of
business on September 4, 2020, the business day before the filing of this Schedule 13G.


Item 1.

(a)	The name of the issuer is Tortoise Energy Independence
Fund, Inc. (the ?Issuer?).

(b)	The principal executive offices of the Issuer are
located at 5100 W. 115th Place, Leawood, KS 66211.

Item 2.

(a)	This statement (this ?Statement?) is being filed by:
(1) Christopher M. Brown; (2) Aristides Capital LLC, a
Delaware limited liability company (the ?General
Partner?); (3) Aristides Fund QP, LP, a Delaware
limited partnership (the ?3c7 Fund?); and (4)
Aristides Fund LP, a Delaware limited partnership (the
?3c1 Fund?, and together with the 3c7 Fund, the
?Funds?) (all of the foregoing, collectively, the
?Reporting Persons?).  The Funds are private
investment vehicles.  The Funds directly own the
Common Stock (as defined below) reported in this
Statement.  Mr. Brown and the General Partner may be
deemed to beneficially own the Common Stock owned
directly by the Funds.  Each Reporting Person
disclaims beneficial ownership with respect to any
shares other than the shares owned directly by such
Reporting Person.

(b)	The principal business office of the Reporting Persons
is c/o Aristides Capital LLC, 25 S. Huron St., Suite
2A, Toledo, Ohio 43604.

(c)	For citizenship information see Item 4 of the cover
page of each Reporting Person.

(d)	This Statement relates to the Common Stock, of the
Issuer (the ?Common Stock?).

(e)	The CUSIP Number of the Common Stock is 89148K200.

Item 3.  If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	0	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).
(b)	0	Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).
(c)	0	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c).
(d)	0	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	1	An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);
(f)	0	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);
(g)	0	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);
(h)	0	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	0	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of
the Investment Company Act of 1940 (15 U.S.C. 80a-
3);
(j)	0	A non-U.S. institution in accordance with ?240.13d-
1(b)(1)(ii)(J);
(k)	0	Group, in accordance with ?240.13d-1(b)(1)(ii)(K).

     If filing as a non-U.S. institution in accordance with ?240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Reporting
Person, and Item 2, which information is given as of the end of business on September 4, 2020, the business day before the filing of this Schedule 13G.

The percentage ownership of each Reporting Person is based on 1,846,000 shares of Common Stock outstanding as of May
31, 2020 as reported by the Issuer in its Form N-CSR filed with the SEC on August 7, 2020.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following:  0

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

Not applicable.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)	By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?
240.14a-11.

(b)	Not applicable.

(c)	Not applicable.





SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 8, 2020

Christopher M. Brown
Aristides Capital LLC
Aristides Fund QP, LP
Aristides Fund LP


By:  	/s/Christopher M. Brown
Christopher M. Brown,
for himself and as the
Managing Member of the
General Partner (for
itself and on behalf of
each of the Funds)